FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

1.	Quarterly Statement 2007 (January—September), Dividend Declaration and Closure of Books published on the website of The Stock Exchange of Hong Kong Limited and the Company’s website on 23 October 2007

2.	Notification of Publication of Quarterly Statement 2007 (January—September), Dividend Declaration and Closure of Books published in Hong Kong newspapers on 24 October 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Company Secretary

Date: 24 October 2007

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Exhibit 1

CLP Holdings Limited (incorporated in Hong Kong with limited liability) (stock code no.: 002)

Quarterly Statement 2007 (January – September),

Dividend Declaration and Closure of Books

To Shareholders:

The operations of CLP Holdings Limited (the Company) for the nine months ended 30 September 2007 are summarised below:

Highlights

	9 months ended 30 September
	2007	2006	Increase
Revenue, HK$ million
Hong Kong electricity business	22,721	22,207	2.3%
Total	39,944	33,635	18.8%

Interim dividends, HK$ per share	1.56	1.50	4.0%

Hong Kong Electricity Business

The Hong Kong economy continued to expand and a broad-based economic upturn continued. During this period, electricity sales to local customers grew moderately. Residential Sector benefited from the hot weather in June and July. Commercial Sector consumption was supported by inbound tourism and upbeat consumer and investor sentiment. The completion of Kowloon-Canton Railway Corporation’s new Lok Ma Chau Spur Line and a second airport terminal, combined with growth in import/export activities, helped the Infrastructure & Public Services Sector to achieve stronger growth than during the corresponding period last year. The declining trend in Manufacturing Sector continued, reflecting closures and production slowdowns in the electronics, paper and textiles industries.

Overall, in the nine-month period ended September 2007, local sales of electricity grew by 2.5% to 23,155GWh* over the same period in 2006. A breakdown of the sales growth and percentage of total local sales by sector is as follows:

	Increase/(Decrease)	% of Total Local Sales
Residential	5.2%	27.2%
Commercial	2.4%	39.8%
Infrastructure & Public Services	3.4%	25.0%
Manufacturing	(8.0)%	8.0%

Electricity demand continued to outpace supply in Guangdong. Our electricity supply to Guangdong continued although at a reduced level. Overall sales to the Chinese mainland dropped by 14.7% to 3,124GWh in the nine-month period. Total unit sales in the period, which included both local sales and sales to the Chinese mainland, increased by 0.1% to 26,279GWh*.

*	The monthly sales accrual method was updated in July 2007 and the result is expected to have no material impact on the full year 2007 sales. On a comparable basis, the monthly sales of 2006 have been revised using the updated methodology to determine the sales growth rates for the period.

Discussions with Government on the new regulatory framework to succeed the existing Scheme of Control on its expiry in September 2008 are ongoing. We agree with Government’s aim to finalise it by year end. A fair, stable and long term regulatory framework is essential to maintain Hong Kong’s world class electricity supply.

Regional Electricity Businesses

Australia

Implementation of the IBM Outsourcing Agreement announced in April continues to progress well. All activities being transferred to IBM are on track to reach full productivity by the end of the year.

In September, TRUenergy decided to expand the Iona Gas Plant, which will enable the processing of the Santos Casino gas at lower pressures, and increase the plant capacity by over 40% initially, with the ability to almost double the capacity in the future. The first stage of the expansion project is planned to be on line prior to winter 2009, with future capacity increases to be added as market demand increases.

Availability at Yallourn continues to be affected by higher than forecast forced outage rates. The cause of losses has been analysed and measures are being taken to improve future performance.

Chinese Mainland

Construction of the 2 x 600MW supercritical coal-fired Fangchenggang Power Station progressed to schedule and well within budget. Unit 1 at Fangchenggang was connected to the Guangxi grid on 3 September. Commissioning tests are underway and the load is being gradually increased. We expect Unit 2 to start operation early next year.

Southeast Asia and Taiwan

OneEnergy’s Ho-Ping project and Electricity Generating Public Company Limited’s generation assets, including the BLCP plant, have continued to operate at high levels of reliability and availability.

The major focus of OneEnergy’s development activities is on further greenfield expansion in Southeast Asia. OneEnergy is supporting its affiliate companies on upcoming solicitations for new generation capacity in Thailand and Taiwan. In addition to its greenfield activities, OneEnergy has started preparations for a potential bid in the announced privatisation of Singapore’s generation companies.

Renewable Energy

Construction of our greenfield 14MW combined heat and power biomass project in Boxing of Shandong Province, China, started in July 2007, targeting commissioning by mid 2008. This is the Group’s first biomass project, marking the further diversification of our existing wind and hydro-based renewable energy portfolio. Renewable energy resources now represent 4.6% of the Group’s generating capacity, meaning that we are closing in rapidly on the target we set in 2004 of such resources representing 5% of our total capacity by 2010.

Dividend

Directors today declared the third interim dividend for 2007 of HK$0.52 per share payable on 14 December 2007 to Shareholders registered as at 4 December 2007. The dividend of HK$0.52 per share (2006: HK$0.50 per share) is payable on the existing 2,408,245,900 shares of HK$5.00 each in issue.

The Register of Shareholders will be closed on 4 December 2007. To rank for this dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 3 December 2007.

The Hon. Sir Michael Kadoorie

Chairman of the Board of Directors

Hong Kong, 23 October 2007

The Directors of the Company as at the date of this quarterly statement are:

Non-executive Directors:	The Hon. Sir Michael Kadoorie, Mr. W. E. Mocatta,
Mr. J. S. Dickson Leach, Mr. R. J. McAulay,
Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce,
Mr. P. C. Tan (Mr. Neo Kim Teck as his alternate),
Mr. Jason Whittle and Dr. Y. B. Lee

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung,
Mr. V. F. Moore, Mr. Hansen C. H. Loh,
Mr. Paul M. L. Kan, Professor Judy Tsui,
Sir Rod Eddington and Mr. Peter T. C. Lee

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse and
Mr. Peter W. Greenwood

This Statement will be despatched to Shareholders on 31 October 2007 and is also available at the Corporate Governance or Investors sections on the Company’s website at www.clpgroup.com.

Exhibit 2

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Notification of Publication of Quarterly Statement 2007

(January – September), Dividend Declaration and Closure of Books

A Quarterly Statement 2007 (January – September) of CLP Holdings Limited (“the Company”) dated 23 October 2007 (“the Statement”), which contains information about declaration of a third interim dividend and the closure of the register of members for one day on 4 December 2007, is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under “Latest Listed Company Information” and at the website of the Company at www.clpgroup.com under “Investors”.

This notification merely serves to advise investors of the subject matter and of the publication of the Statement on the above websites. This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose. Investors should refer to the Statement for details of the subject matter.

The Statement is available for inspection to the public at no charge at 147 Argyle Street, Kowloon, Hong Kong from 8:45 a.m. to 12:45 p.m. and from 1:55 p.m. to 5:30 p.m., Mondays to Fridays, from 24 October 2007 to 23 November 2007. Copies of the Statement will be provided upon request free of charge.

By Order of the Board
April Chan
Company Secretary

Hong Kong, 23 October 2007